Exhibit 99.3

Offer to Exchange

5.647% Secured Facility Exchange Bonds, Series 2005, Due 2021

(Registered Under The Securities Act of 1933)

for Any and All Outstanding

5.647% Secured Facility Bonds, Series 2005, Due 2021

of

KANSAS GAS AND ELECTRIC COMPANY

To Our Clients:

Enclosed is a Prospectus, dated September     , 2005, of Kansas Gas and Electric Company, a Kansas corporation (the “Company”), and a related Letter of Transmittal (which together constitute the “Exchange Offer”) relating to the offer by the Company to exchange its 5.647% Secured Facility Exchange Bonds, Series 2005, Due 2021 (the “2005 Exchange Bonds”), pursuant to an offering registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding 5.647% Secured Facility Bonds, Series 2005, Due 2021 (the “2005 Bonds”) upon the terms and subject to the conditions set forth in the Exchange Offer.

Please note that the Exchange Offer will expire at 5:00 p.m., New York City time, on              unless extended.

The Exchange Offer is not conditioned upon any minimum number of 2005 Bonds being tendered.

We are the holder of record and/or participant in the book-entry transfer facility of 2005 Bonds held by us for your account. A tender of such 2005 Bonds can be made only by us as the record holder and/or participant in the book-entry transfer facility and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender 2005 Bonds held by us for your account.

We request instructions as to whether you wish to tender any or all of the 2005 Bonds held by us for your account pursuant to the terms and conditions of the Exchange Offer. We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal.

Pursuant to the Letter of Transmittal, each holder of 2005 Bonds will represent to the Company that (i) the holder is not an “affiliate” of the Company, (ii) any 2005 Exchange Bonds to be received by the holder are being acquired in the ordinary course of its business, and (iii) the holder has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in a distribution (within the meaning of the Securities Act) of such 2005 Exchange Bonds. If the tendering holder is a broker-dealer that will receive 2005 Exchange Bonds for its own account in exchange for 2005 Bonds, we will represent on behalf of such broker-dealer that the 2005 Bonds to be exchanged for the 2005 Exchange Bonds were acquired by it as a result of market-making activities or other trading activities, and acknowledge on behalf of such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such 2005 Exchange Bonds. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such 2005 Exchange Bonds, such broker-dealer is not deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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